Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense and preferred share dividends represent income of loss allocated to preferred shares from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and preferred share dividends for the three-month period ended March 31, 2014 and for the four years ended December 31, 2013 and the period from March 26, 2009 (date of inception) through December 31, 2009 (dollars in thousands):

	For the Three- Month Period Ended March 31, 2014	For the Years Ended December 31					Period from March 26, 2009 (Date of inception) Through December 31 2009
		2013	2012	2011		2010
Net income (loss)	$2,935	$1,274	$427	$(370)		$4	$1
Add back fixed charges:
Interest expense	1,299	3,659	3,305	1,727		—	—

Earnings before fixed charges and preferred share dividends	4,234	4,933	3,732	1,357		4	1
Fixed charges and preferred share dividends:
Interest expense	1,299	3,659	3,305	1,727		—	—
Preferred share dividends	—	10	15	—		—	—

Total fixed charges and preferred share dividends	$1,299	$3,669	$3,320	$1,727		$—	$—

Ratio of earnings to fixed charges	3.3x	1.3x	1.1x	— x	(1)	N/Ax	N/Ax

Ratio of earnings to fixed charges and preferred share dividends	3.3x	1.3x	1.1x	— x	(2)	N/Ax	N/Ax

(1)	The dollar amount of the deficiency for the years ended December 31, 2011 is $0.4 million
(2)	The dollar amount of the deficiency for the years ended December 31, 2011 is $0.4 million